Exhibit 99.1

For Further Information:

Howard N. Feist

Chief Financial Officer

(781) 237-6655

AMERICAN BILTRITE REPORTS SECOND QUARTER RESULTS

WELLESLEY HILLS, MA, AUGUST 10, 2011 - American Biltrite Inc. (NYSE Amex: ABL) reported its results for the second quarter of 2011 today. Net sales for the three months ended June 30, 2011 were $51.2 million, compared with $50.2 million in the second quarter of 2010. The net loss for the three months ended June 30, 2011 was $519 thousand or $0.15 per share (basic and diluted) compared with net income of $57 thousand or $0.02 per share (basic and diluted) for the second quarter of 2010. For the six months ended June 30, 2011, net sales were $105.1 million, compared with $96.8 million in the second quarter of 2010. The net loss for the six months ended June 30, 2011 was $34 thousand or $0.01 per share (basic and diluted) compared with a net loss of $669 thousand or $0.19 per share (basic and diluted) for the six months ended June 30, 2010.

Roger S. Marcus, Chairman of the Board, commented “Results for the second quarter were mixed. Our Canadian division reported higher sales and income with growth occurring in both its flooring and industrial rubber product lines. Tape division sales were down slightly from year earlier levels, and the division’s loss was higher as high raw material costs continued to negatively affect profit margins. The Tape division’s sales to the automotive sector had the largest decline from year earlier levels, in part due to disruptions from the tragedy in Japan. Our jewelry division’s sales and income also declined from the second quarter of 2010 due to a combination of factors including the loss of a large retail customer, reduced purchases by retailers in reaction to the uncertain consumer spending climate, and certain non-recurring programs which benefitted the prior year period.”

American Biltrite’s former subsidiary Congoleum Corporation filed a voluntary petition for bankruptcy protection on December 31, 2003, with the United States Bankruptcy Court for the District of New Jersey seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. Congoleum’s plan of reorganization was confirmed by the United States District Court for the District of New Jersey on June 7, 2010 and became effective July 1, 2010. Upon effectiveness of Congoleum’s plan of reorganization, American Biltrite’s ownership interests in Congoleum were cancelled by operation of the plan. Consequently, the results of reorganized Congoleum are not included in the consolidated results of American Biltrite subsequent to June 30, 2010. Losses related to Congoleum of $549 thousand and $627 thousand for the second quarter and first six months of 2010, respectively, are included as a loss from discontinued operations in calculating American Biltrite’s net income (loss) for those periods. Sales by the Canadian division to Congoleum of $752 thousand and $1.5 million for the second quarter and first six months of 2011, respectively, are included in total net sales for those periods. Sales by the Tape and Canadian divisions to Congoleum of $937 thousand and $2.8 million for the second quarter and first six months of 2010, respectively, were eliminated as intercompany sales in consolidation and were not included in total net sales.

Warning regarding forward-looking statements and certain risks

The above news release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These forward-looking statements are based on American Biltrite’s expectations as of the date of this release, of future events. American Biltrite undertakes no obligation to update any of these forward-looking statements, except as may be required by the federal securities laws. Although American Biltrite believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations. Any or all of these expectations may turn out to be incorrect and any forward-looking statements made in this release speak only as of the date of this release. Readers are cautioned not to place undue reliance on any forward-looking statements. Actual results could differ significantly as a result of various factors. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. It is not possible to predict or identify all factors that could potentially cause actual results to differ materially from expected and historical results.

The consummation of the Congoleum plan of reorganization does not affect American Biltrite’s own significant asbestos related liabilities. The extent of American Biltrite’s asbestos related liabilities and related funding obligations, and the impact such liabilities and obligations may have on its businesses, financial condition and results of operations, will depend on various factors, many of which are beyond American Biltrite’s control, including: the future cost and timing of estimated asbestos liabilities and payments; the extent to which asbestos related claims are made against American Biltrite and the costs and timing associated with defending against such claims; the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims; the availability of funds to pay any such amounts for which insurance or other third party reimbursements are not available; the extent to which resources are diverted from American Biltrite’s businesses to instead be applied to such liabilities and related matters; the extent to which other defendants which may be found to be jointly and severally liable with American Biltrite fund their allocated portion of asbestos liabilities; and the impact of any adopted federal legislation addressing asbestos claims.

Other factors that could cause actual results to differ from expectations include: (i) any termination of American Biltrite’s business arrangements with Congoleum and possible conflicting demands on American Biltrite’s executive officers in light of American Biltrite’s contractual obligations to make those officers’ services available to Congoleum; (ii) American Biltrite’s access to debt financing on satisfactory terms, its ability to comply with the covenants imposed on it under its credit agreement, the availability of borrowings under its credit facilities and its ability to generate sufficient operating cash flows to fund its businesses and operations; (iii) the future cost and timing of payments associated with and availability of insurance coverage for environmental liabilities and non-asbestos product and general liability claims; (iv) continued or increased volatility or high prices for raw materials or energy and the availability of raw materials; (v) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (vi) unfavorable developments in various markets for American Biltrite’s or its subsidiaries’ products or in the national or global economy in general; (vii) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite’s or its subsidiaries’ facilities or distributors; (viii) the incurrence of product warranty costs; (ix) changes in customers for American Biltrite’s or its subsidiaries’ products or the failure of customers to timely pay for product purchased; (x) the failure of distributors or sales representatives to adequately perform; and (xi) the loss of any key executives.

Other factors which may cause actual results to differ from expectations include those set forth in American Biltrite’s other filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and its subsequent filings.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2011 AND 2010

($000, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Net sales	$51,241	$50,160	$105,114	$96,791

Cost of products sold	39,682	36,738	80,449	70,837
Selling, general & administrative expenses	12,544	12,153	25,380	24,723

(Loss) income from operations	(985)	1,269	(715)	1,231

Interest and other income (expense), net	260	(418)	756	(1,006)
(Benefit from) provision for income taxes	(205)	200	75	215
Noncontrolling interests	1	(45)	—	(52)

(Loss) income from continuing operations	(519)	606	(34)	(42)
Loss from discontinued operation, net of noncontrolling interests	—	(549)	—	(627)
Net (loss) income attributable to controlling interests	$(519)	$57	$(34)	$(669)

Basic (loss) income per share:
(Loss) income from continuing operations per common share	$(0.15)	$0.18	$(0.01)	$(0.01)
Loss from discontinued operation per common share	—	(0.16)	—	(0.18)
Net (loss) income attributable to controlling interests per common share	$(0.15)	$0.02	$(0.01)	$(0.19)

Diluted (loss) income per share:
(Loss) income from continuing operations per common share	$(0.15)	$0.18	$(0.01)	$(0.01)
Loss from discontinued operation per common share	—	(0.16)	—	(0.18)
Net (loss) income attributable to controlling interests per common share	$(0.15)	$0.02	$(0.01)	$(0.19)

Weighted average number of common and equivalent shares outstanding
Basic	3,443,444	3,441,463	3,442,395	3,441,498
Diluted	3,443,444	3,447,049	3,442,395	3,441,498

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2011 AND 2010

BY SEGMENT

($000)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Revenues from external customers

Tape products	$25,189	$25,242	$52,489	$47,530
Jewelry	9,761	11,978	20,115	22,952
Canadian division	16,291	12,940	32,510	26,309

Total revenues from external customers	$51,241	$50,160	$105,114	$96,791

Segment profit (loss) before taxes

Tape products	$(1,246)	$(835)	$(1,021)	$(1,292)
Jewelry	(282)	894	(63)	603
Canadian division	822	343	1,374	644
Corporate (expense) income	(19)	449	(249)	270

Total segment income (loss) before taxes and other items	$(725)	$851	$41	$225